Exhibit 99.1

Americas Gold and Silver Reports Q2-2023 Results

TORONTO--(BUSINESS WIRE)--August 14, 2023--Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer, reports consolidated financial and operational results for the quarter ended June 30, 2023.

This earnings release should be read in conjunction with the Company’s Management’s Discussion and Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on the Americas Gold and Silver Corporation SEDAR profile at www.sedar.com, and on its EDGAR profile at www.sec.gov, and which are also available on the Company’s website at www.americas-gold.com. All figures are in U.S. dollars unless otherwise noted.

Highlights

  Revenue of $24.2 million for Q2-2023 representing an increase of $4.2 million (or 21%) compared to Q2-2022 primarily due to higher silver and lead production from the Galena Complex and higher silver production from the Cosalá Operations, partially offset by lower realized zinc prices.
  Cash generated from operating activities1 improved by $2.9 million compared Q2-2022, before changes in non-cash working capital items.
  A net loss of $7.1 million for Q2-2023, or an attributable loss of $0.03 per share2 representing a decrease in net loss of $2.2 million compared to Q2-2022, primarily due to higher net revenue of $4.2 million offset in part by higher cost of sales of $2.8 million and lower realized zinc prices.
  The Company successfully installed the Galena Hoist which is now operational as of the end of Q2-2023 with only shaft repair remaining before final certification can be obtained. The Company has fully inspected the shaft with a LIDAR survey showing less than a few hundred feet of the shaft requiring more extensive repair. These repairs are on-going and are expected to be completed in Q4-2023.
  Q2-2023 consolidated attributable silver production increased by 92% year-over-year totalling approximately 0.57 million ounces compared with approximately 0.30 million ounces in Q2-2022. Consolidated attributable silver equivalent3 production in Q2-2023 was approximately 1.3 million ounces compared with 1.3 million ounces in Q2-2022.
  Attributable cash costs of $10.00/oz silver produced4 and all-in sustaining costs of $16.78/oz silver produced4 during the quarter. Cash costs were negatively impacted in the quarter by lower zinc prices and an appreciation in the Mexican peso.
  Production guidance for 2023 remains unchanged with consolidated attributable silver equivalent production expected to range between 5.5 – 6.0 million ounces and consolidated attributable silver production expected to increase by over 80% from 2022 and range between 2.2 – 2.6 million ounces.
  The Company closed the second tranche of the convertible debenture with Delbrook Capital, one of the Company’s largest shareholders, with the receipt of the remaining C$4.0 million subsequent to the quarter end.

“Production in the second half of the year is expected to be higher than the first half of the year and the Company remains on track to meet its 2023 production guidance,” stated Americas President and CEO Darren Blasutti. “The Company has also made the decision to source higher-grade silver copper ore from the EC120 deposit at the Cosalá operations, starting later this month. The decision is a result of expected higher silver and copper prices relative to zinc prices going forward. Developing into the EC120 deposit allows for greater revenue optimization to constantly changing metal prices and increases silver optionality.”

Cosalá Operations

The Cosalá Operations produced approximately 335,000 ounces of silver, 3.2 million pounds of lead and 9.6 million pounds of zinc in Q2-2023, compared to approximately 128,000 ounces of silver, 3.9 million pounds of lead and 9.9 million pounds of zinc in Q2-2022, benefitting from more production from the higher-grade silver areas in the Upper Zone of the San Rafael mine. Cash cost and all-in sustaining cost were $4.51 per silver ounce and $11.10 per silver ounce, respectively, which were negatively impacted in the quarter by lower lead and zinc prices and an appreciation in the Mexican peso compared with Q2-2022.

Silver production from the Cosalá Operations in 2023 is expected to be between 1.2 – 1.4 million ounces, benefitting from more production from the higher-grade silver areas in the Upper Zone of the San Rafael mine and starting to source higher grade silver ore from the EC120 deposit starting later this month. The decision is a result of lower-than-expected zinc prices and expected higher silver prices going forward. Developing into the EC120 deposit allows for greater revenue optimization to constantly changing metal prices and increases silver optionality.

Galena Complex

Attributable production from the 60% owned Galena Complex was approximately 238,000 ounces of silver and 2.7 million pounds of lead in Q2-2023, compared to approximately 171,000 ounces of silver and 2.5 million pounds of lead in Q2-2022. Much of the increase in silver production comes from the 3700 Level silver-copper areas which drove total silver grade processed above 400 g/t during the quarter. Cash cost and all-in sustaining cost were $17.74 per silver ounce and $24.74 per silver ounce, respectively, a decrease in both cash cost and all-in sustaining cost compared to Q2-2022. All-in sustaining cost per silver ounce at the Galena Complex is anticipated to continue to decrease with the completion of the Galena Hoist project as the benefits of scaling economies on the existing cost base are realized.

During the quarter, the Company successfully installed the Galena Hoist and it is now operational. The Company is focused on finishing the remaining shaft repair work, which is not expected to impact production guidance for the Galena Complex in 2023. The Company has fully inspected the shaft with a LIDAR survey showing less than a few hundred feet of the shaft requiring more extensive repair. These repairs are on-going and are expected to be completed in Q4-2023. The Galena Hoist will support plans to increase production, improve operational flexibility and improve operational economics.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company owns and operates the Cosalá Operations in Sinaloa, Mexico, manages the 60%-owned Galena Complex in Idaho, USA, and is re-evaluating the Relief Canyon mine in Nevada, USA. The Company also owns the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com.

Technical Information and Qualified Persons

The scientific and technical information relating to the Company’s material mining properties contained herein has been reviewed and approved by Daren Dell, P.Eng., Chief Operating Officer of the Company. The Company’s current Annual Information Form and the NI 43-101 Technical Reports for its mineral properties, all of which are available on SEDAR at www.sedar.com, and EDGAR at www.sec.gov, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company’s material mineral properties, including a breakdown by category.

All mining terms used herein have the meanings set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC’s reporting and disclosure requirements.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other metals, the expected prices of gold, silver and other metals, as well as the related costs, expenses and capital expenditures; production from the Galena Complex, including the expected production levels and potential additional mineral resources thereat; the expected timing and completion of the shaft repair related to the Galena Hoist project and the expected operational and production results therefrom, including the anticipated improvements to the cash costs per silver ounce and all-in sustaining costs per silver ounce at the Galena Complex following completion; and mining and processing operations at the Cosalá Operations continuing, including expected production levels and the continuity of legal access for employees and contractors; . Guidance and outlook references contained in this press release were prepared based on current mine plan assumptions with respect to production, development, costs and capital expenditures, the metal price assumptions disclosed herein, and assumes no adverse impacts to operations from the COVID 19 pandemic, no further adverse impacts to the Cosalá Operations from blockades or work stoppages, and completion of the Galena Hoist project (including current shaft repair) on its expected schedule and budget, and the realization of the anticipated benefits therefrom, and is subject to the risks and uncertainties outlined below. The ability to maintain cash flow positive production at the Cosalá Operations through meeting production targets and at the Galena Complex through implementing the Galena Recapitalization Plan, including the completion of the Galena Hoist project on its expected schedule and budget, allowing the Company to generate sufficient operating cash flows while facing market fluctuations in commodity prices and inflationary pressures, are significant judgments in the consolidated financial statements with respect to the Company’s liquidity. Should the Company experience negative operating cash flows in future periods, the Company may need to raise additional funds through the issuance of equity or debt securities. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas , these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak including the COVID-19 pandemic, including the emergence of new strains and/or the resurgence of COVID-19, actions that have been and may be taken by governmental authorities to contain the COVID-19 pandemic or to treat its impact and/or the availability, effectiveness and use of treatments and vaccines (including the effectiveness of boosters); the impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, including our ability to access goods and supplies, the ability to transport our products and impacts on employee productivity, the risks in connection with the operations, cash flow and results of the Company relating to the unknown duration and impact of the COVID-19 pandemic; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company’s projects; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments, risks associated with generally elevated inflation and inflationary pressures, risks related to changing global economic conditions, and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.

1 The Company uses the financial measure “net cash generated from operating activities” because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s liquidity, operational efficiency, and short-term financial health.

This is a financial measure disclosed in the Company’s statements of cash flows determined as cash generated from operating activities, after changes in non-cash working capital items.

Reconciliation of Net Cash Generated from Operating Activities
	Q2-2023	Q2-2022
Cash generated from (used in) operating activities (‘000)	$642	$(2,312)
Changes in non-cash working capital items (‘000)	(6,586)	9,284
Net cash generated from (used in) operating activities (‘000)	$(5,944)	$6,972

2 The Company uses the financial measure “net loss per share” because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s liquidity, operational efficiency, and short-term financial health.

Net loss per share is consolidated net loss divided by the weighted average number of common shares outstanding during the period.

Reconciliation of Net Loss per Share
	Q2-2023	Q2-2022
Consolidated net loss ('000)	$(7,091)	$(9,278)
Divided by weighted average number of common shares outstanding	211,454,795	180,795,755
Net loss per share	$(0.03)	$(0.05)

3 Silver equivalent ounces for Q2-2023 and Q2-2022 were calculated based on all metals production at average realized silver, zinc, and lead prices during each respective period throughout this press release. Silver equivalent ounces for the 2023 guidance and 2024 outlook references were calculated based on $22.00/oz silver, $1.45/lb zinc, $1.00 /lb lead, and $3.75/lb copper throughout this press release.

4 This metric is a non-GAAP financial measure or ratio. The Company uses the financial measures “Cash Cost”, “Cash Cost/Ag Oz Produced”, “All-In Sustaining Cost”, and “All-In Sustaining Cost/Ag Oz Produced” in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s underlying cash costs and total costs of operations. Cash costs are determined on a mine-by-mine basis and include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, while all-in sustaining costs is the cash costs plus all development, capital expenditures, and exploration spending.

Reconciliation of Consolidated Cash Costs/Ag Oz Produced[1]
	Q2-2023	Q2-2022
Cost of sales ('000)	$20,357	$16,552
Less non-controlling interests portion ('000)	(3,759)	(3,440)
Attributable cost of sales ('000)	16,598	13,112
Non-cash costs ('000)	(822)	71
Direct mining costs ('000)	$15,776	$13,183
Smelting, refining and royalty expenses ('000)	5,867	6,447
Less by-product credits ('000)	(15,901)	(20,440)
Cash costs ('000)	$5,742	$(810)
Divided by silver produced (oz)	573,382	299,228
Cash costs/Ag oz produced ($/oz)	$10.00	$(2.72)

Reconciliation of Cosalá Operations Cash Costs/Ag Oz Produced
	Q2-2023	Q2-2022
Cost of sales ('000)	$10,959	$7,953
Non-cash costs ('000)	(793)	20
Direct mining costs ('000)	$10,166	$7,973
Smelting, refining and royalty expenses ('000)	4,839	5,485
Less by-product credits ('000)	(13,493)	(18,055)
Cash costs ('000)	$1,512	$(4,597)
Divided by silver produced (oz)	334,992	127,803
Cash costs/Ag oz produced ($/oz)	$4.51	$(35.97)

Reconciliation of Galena Complex Cash Costs/Ag Oz Produced
	Q2-2023	Q2-2022
Cost of sales ('000)	$9,398	$8,599
Non-cash costs ('000)	(49)	85
Direct mining costs ('000)	$9,349	$8,684
Smelting, refining and royalty expenses ('000)	1,713	1,603
Less by-product credits ('000)	(4,012)	(3,975)
Cash costs ('000)	$7,050	$6,312
Divided by silver produced (oz)	397,316	285,707
Cash costs/Ag oz produced ($/oz)	$17.74	$22.09

Reconciliation of Consolidated All-In Sustaining Costs/Ag Oz Produced [1]
	Q2-2023	Q2-2022
Cash costs ('000)	$5,742	$(810)
Capital expenditures ('000)	3,209	2,138
Exploration costs ('000)	672	278
All-in sustaining costs ('000)	$9,619	$1,606
Divided by silver produced (oz)	573,382	299,228
All-in sustaining costs/Ag oz produced ($/oz)	$16.78	$5.37
Reconciliation of Cosalá Operations All-In Sustaining Costs/Ag Oz Produced
	Q2-2023	Q2-2022
Cash costs ('000)	$1,512	$(4,597)
Capital expenditures ('000)	1,896	1,022
Exploration costs ('000)	312	266
All-in sustaining costs ('000)	$3,720	$(3,309)
Divided by silver produced (oz)	334,992	127,803
All-in sustaining costs/Ag oz produced ($/oz)	$11.10	$(25.89)
Reconciliation of Galena Complex All-In Sustaining Costs/Ag Oz Produced
	Q2-2023	Q2-2022
Cash costs ('000)	$7,050	$6,312
Capital expenditures ('000)	2,181	1,860
Exploration costs ('000)	599	20
All-in sustaining costs ('000)	$9,830	$8,192
Galena Complex Recapitalization Plan costs ('000)	1,648	2,308
All-in sustaining costs with Galena Recapitalization Plan ('000)	$11,478	$10,500
Divided by silver produced (oz)	397,316	285,707
All-in sustaining costs/Ag oz produced ($/oz)	$24.74	$28.67
All-in sustaining costs with Galena Recapitalization/Ag oz produced ($/oz)	$28.29	$36.75

1 Throughout this press release, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

Contacts

Stefan Axell
VP, Corporate Development & Communications
Americas Gold and Silver Corporation
416-874-1708

Darren Blasutti
President and CEO
Americas Gold and Silver Corporation
416‐848‐9503